UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Pursuant to the terms and conditions of the issuance of green preferred securities contingently convertible into ordinary shares of BBVA, carried out by BBVA on 15 July 2020 for a total amount of EUR 1,000 million, with ISIN code ES0813211028 (the “Issuance”), and once the prior consent from the Regulator has been obtained, BBVA hereby announces its irrevocable decision to early redeem in whole the Issuance on 15 January 2026 (the “Redemption Date”), which coincides with the First Reset Date, as defined in the terms and conditions of the Issuance.

The Redemption Price per preferred security shall be EUR 203,000, which is equal to the Liquidation Preference plus the amount equal to any accrued and unpaid distributions for the then current distribution period to (but excluding) the Redemption Date, provided that it is not cancelled pursuant to the limitations on payment set out in the terms and conditions of the Issuance, and shall be paid in accordance with such terms and conditions.

Madrid, 17 December 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 17, 2025	By: /s/ José María Caballero Cobacho
Name: José María Caballero Cobacho
Title: Global ALM Director